EX-99.B-77G

SUB-ITEM 77G: Defaults on senior securities

  Simmons Bedding Co

Ivy High Income Fund

$7,412,000 7.875% Simmons Bedding Co bonds due 01/15/24
Cusip 828709AF2
This is a monetary default, with the default date of January 15, 2009
Amount of default per $1,000 face amount is $28
Total Amount of default is $55,781